Bonanza

AMERICAN BONANZA GOLD MINING CORP.
Suite 1606 - 675 West Hastings Street
Vancouver, British Columbia
Canada V6B 1N2

NOTICE OF ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of American Bonanza Gold Mining Corp. (the “Corporation”) will be held in the Gibson Suite at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Friday, June 11, 2004, at the hour of 2:00 p.m., for the following purposes:

1.	To receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003 and the Auditor’s Report thereon;

2.	To fix the number of directors for the ensuing year at four;

3.	To elect four directors to serve until the next annual general meeting of shareholders or until their successors are elected or appointed;

4.	To appoint Tony M. Ricci Inc., Chartered Accountant as auditor of the Corporation and to authorize the directors to fix their remuneration;

5.	To approve the Corporation’s Stock Option Plan; and

6.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed April 27, 2004 as the record date for determining the shareholders who are entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions of their broker or as set out in the proxy form and in the Proxy Statement and Information Circular accompanying this Notice. Please advise Computershare Trust Company of Canada of any change in your mailing address.

DATED at Vancouver, British Columbia this 7th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: Giulio T. Bonifacio
Executive Vice President, Chief Financial Officer
& Corporate Secretary

Bonanza

AMERICAN BONANZA GOLD MINING CORP.
MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the Management of American Bonanza Gold Mining Corp. (the “Corporation”) for use at the Annual and Extraordinary General Meeting of the Shareholders of the Corporation to be held on Friday, June 11, 2004 at the hour of 2:00 p.m. (the “Meeting”) and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors of the Corporation at nominal cost. All costs of solicitation by Management will be borne by the Corporation.

The Corporation has also made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Corporation’s expense, to unregistered shareholders (beneficial shareholders) of the Corporation who have advised their brokers that they wish to receive such material.

All dollar amounts in this Information Circular are expressed in Canadian Dollars unless otherwise stated.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxy holders in the accompanying form of proxy are directors of the Corporation and were designated by the Management of the Corporation. A registered shareholder (“Registered Shareholder”) wishing to appoint some other person (who need not be a Registered Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Corporation’s Transfer Agent and Registrar, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Fax 1-866-249-7775 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof.

A Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to Toronto office of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or the Chairman of the Meeting on the day of the Meeting, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders registered on the Corporation’s Register of Shareholders can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a depositary for securities on behalf of brokerage houses) who holds their Common Shares as a Registered Shareholder. Every intermediary (broker) has its own mailing procedure and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is generally identical to that provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.

All references to shareholders or Registered Shareholders in this Information Circular and the accompanying form of proxy and notice of meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares for all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the Management of the Corporation knows of no such amendment, variation or other matter which may be presented at the Meeting.

Each resolution that will be placed before the Meeting will be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no directors or senior officer, past or present, or any associate of affiliate of such person, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation has outstanding as of April 27, 2004, 176,301,461 Class “A” Common Voting Shares (“Common Shares”). Only Registered Shareholders by the close of business on April 27, 2004 (the “Record Date”), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting. A Registered Shareholder is entitled to one vote at the Meeting for each Common Share held on the Record Date.

The Articles of the Corporation provide that a quorum for the transaction of business at a general meeting is two individuals present at the commencement of the meeting holding, or representing by proxy the holder or holders of, shares carrying in the aggregate one-tenth or more of the votes eligible to be cast at the meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of the Corporation, no person (including a corporation) beneficially owns, directly or indirectly, or exercise control or direction over, voting securities carrying approximately 10% of the voting rights attached to all outstanding Common Shares of the Corporation.

ELECTION OF DIRECTORS

The directors of the Corporation are elected annually and hold office until the next annual general meeting of shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of Management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them shall be unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by Management, unless authority to vote the proxies in the election of directors is withheld. Mr. Ronald K. Netolitzky who resigned from the Board on July 9, 2002 has rejoined the Board effective May 6, 2004. Mr. Ian W. Telfer will not be standing for re-election at the Meeting however Mr. Telfer has agreed to become the first member of the Corporation’s advisory committee.

The directors have proposed that the number of directors to be elected at the Meeting be four. Each director elected will hold office until the conclusion of the next annual general meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (British Columbia). The persons named in the following table, each of whom is ordinarily resident in Canada, except for Brian P. Kirwin who is resident in the United States, are Management’s nominees to the Board of Directors.

Name and Position with the Corporation	Principal Occupation	Date First Appointed	No. of Voting Shares Held
Brian P. Kirwin (1) President, Director & Chief Executive Officer
President and Chief Executive Officer of the Corporation since December 2000; President of Bonanza Gold Inc. and Bonanza Explorations Inc. since June 2000; Vice President Exploration for Vengold Inc. from May 1996 to June 2000; from 1989 to April 1996 he was employed by Placer Dome Inc. in various capacities, most recently as Senior Evaluations Geologist in the Corporate Development Group from February 1994 to April 1996.
		December 21, 2000	6,512,477(2)
Giulio T. Bonifacio Executive Vice President, Director, Chief Financial Officer & Corporate Secretary
Executive Vice President and Chief Financial Officer of the Corporation since June 2001; Vice President, Finance and Secretary of Itemus Inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals.
		June 22, 2001	2,886,503(2)
Ronald K. Netolitzky (1) Director	Chairman, Viceroy Exploration Ltd. since April 2003 and past President March 2003 to December 2003; Chairman Viceroy Resource Corporation from October 1996 to November 2002; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003.	May 6, 2004	5,000
Robert T. McKnight (1) Director
Vice-President, Finance & Corporate Development, Expatriate Resources Ltd. and StrataGold Corporation, Feb 2004 to Present; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Present; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals
		May 8, 2003	Nil (3)

Notes:
(1)	Member of the Corporation’s Audit Committee

(2)	These executive officers also own stock options as disclosed below

(3)	Mr. McKnight holds options to purchase up to 250,000 Common Shares at $0.29 per share expiring May 9, 2008; and 100,000 Common Shares at $0.42 per share expiring October 27, 2008.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors has overall responsibility for the management of the business and affairs of the Corporation. At Board meetings, the Board and the Audit Committee of the Board receive and discuss reports prepared by management which address strategic and operating issues, assess actual performance against planned performance, and assess the overall financial position of the Corporation. Regular Board meetings have been scheduled quarterly since December, 1996. Additional meetings are convened if necessary.

The Corporation has met the requirements for a TIER 1 issuer on the TSX Venture Exchange (“Exchange”) and the change in classification from TIER 2 to TIER 1 became effective March 14, 2003. The rules and policies of the Exchange require TIER 1 corporations to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the “Corporate Governance Guidelines”) adopted by the Toronto Stock Exchange.

Set out below is the Corporation’s alignment to the Corporate Governance Guidelines during the year ended December 31, 2003 (“Fiscal 2003”):

Guidelines	Does the Corporation Align?	Comments
1. The Board should explicitly assume responsibility for stewardship of the Corporation and specifically for: (a) adoption of a strategic planning process;	Yes	One Board meeting each year is designated for a review of the annual plan and strategic planning.
(b) identification of principal risks and implementing risk- managing systems;	Yes	The full Board is responsible for monitoring the Corporation’s risks. Specific risk areas are monitored by the Audit Committee of the Board.
(c) succession planning and appointing, training and monitoring of senior management;	Yes	The full Board is responsible for succession planning and appointing, training and monitoring of senior management. The Board conducts an annual review of senior officers and also considers any appropriate development programs.
(d) a communications policy; and	Yes	The full Board is responsible for ongoing review of the Corporation’s disclosure practices and try to ensure effective communication between the Corporation, its shareholders and the public, while ensuring avoidance of selective disclosure. Currently, the President and the Executive Vice President respond to inquiries, the Corporation’s website is updated regularly, and the Corporation intends to continue to upgrade its communication strategy as its budget allows.

Guidelines	Does the Corporation Align?	Comments
(e) integrity of internal controls and management information systems.	Yes	The Board has, through the appointment of the Audit Committee, put in place an effective system for monitoring the implementation of corporate strategies. The Audit Committee is responsible to review and advise the Board on internal financial controls, management information systems, safeguarding of assets, compliance with financial reporting and accounting principles and oversight of financial plans.
2.    The majority of directors should be
       unrelated (independent of
       management and free from any
       conflict of interest), and in
       addition, if the Corporation has a
       significant shareholder, the board
       should include a number of
       directors who are independent of
       that significant shareholder.
	Yes	In Fiscal 2002, the Corporation had three unrelated directors and two directors who were part of management. One of the unrelated directors resigned July 9, 2002. The Corporation is continuously looking for possible outside directors who would make a real concrete addition to the Board of Directors. There is no “significant shareholder” as defined by the Exchange.
3. Disclose for each director, whether he or she is unrelated, or if not, how he or she is related and how that conclusion was reached.	Yes

Brian P. Kirwin – President, CEO and Chairman of the Board, is part of management.

Giulio T. Bonifacio – Executive Vice President and CFO, is part of management.

Ian W. Telfer - unrelated to management.

David C. Beling – unrelated to management. Mr. Beling resigned from the Board March 31, 2003.

Ronald K. Netolitzky – unrelated to management. Mr. Netolitzky resigned from the Board July 9, 2002.

Robert T. McKnight – unrelated to management. Mr. McKnight was appointed a director on May 8, 2003.

For the unrelated directors, none of them or their associates has in the last fiscal year:
-worked for the Corporation as an officer, employee or on contract; or
-received remuneration from the Corporation in excess of stock options in lieu of directors’ fees.

4. The Board should appoint a committee, composed exclusively of non-management directors, the majority of whom are unrelated, responsible for the appointment and assessment of directors.	No	The full Board is responsible for the assessment and appointment of directors.

Guidelines	Does the Corporation Align?	Comments
5.    Every corporation should
       implement a process to be carried
       out by the nominating committee or
       other appropriate committee for
       assessing the effectiveness of the
       Board, its committees and of
       individual directors.
	Yes	The Board has an informal consultative process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. This process is used with respect to both the appointment of new and the assessment of continuing directors.
6. Every corporation should provide orientation and education programs for new directors.	Yes	New directors are provided opportunities to meet with management, tour properties and receive reports relating to the Corporation’s business and affairs.
7. Every corporation should examine the size and, where appropriate, consider reducing the size of the Board with a view to improving effectiveness.	Yes	The Board from time to time reviews the contributions of the directors, and considers whether the current size of the Board promotes effectiveness and efficiency. The Board is not big enough to need to be reduced in size.
8. The Board should review the adequacy and form of compensation of the directors in light of risks and responsibilities.	Yes	The Board reviews the adequacy and form of the compensation of directors annually. The Board considers the time commitment, comparative fees and responsibilities in determining remuneration.
9. Committees should be generally composed of non-management directors, the majority of whom are unrelated to management.	Yes	The Audit Committee is comprised of two unrelated, non-management directors and one director who is part of management.
10. The Board should expressly assume responsibility for, or appoint a committee for, developing the Corporation’s approach to corporate governance issues.	Yes	The full Board is responsible for developing and monitoring the Corporation’s approach to governance issues.
11. (a) The Board, together with the CEO, should develop position descriptions for:
(i) the Board; and	No	There are no specific position descriptions for the Board, since the Board has broad plenary power. Any responsibility which is not delegated to senior management or the Audit Committee remains with the full Board.
(ii) the CEO, including the limits to his responsibilities.	Yes	The CEO’s position description is contained in his employment agreement, which was approved by the Board. All new material projects and agreements are approved by the Board.
(b) The Board should approve the CEO’s corporate objectives.	Yes	The CEO’s objectives are discussed and approved at Board meetings.

Guidelines	Does the Corporation Align?	Comments
12. The Board should establish structures and procedures to enable the Board to function independently of management.	No	The Corporation is not big enough, nor is the Board of Directors, to make this feasible.
13.   The Board should establish an
       Audit Committee, composed only
       of outside directors, with
       specifically defined roles and
       responsibilities, direct
       communication channels with the
       internal and external auditors and
       oversight responsibility for
       management reporting on internal
       control.
No	The Audit Committee is comprised of three directors (one of whom is part of management). The Audit Committee’s mandate includes:

-monitoring audit functions and the preparation of financial statements;

-reviewing and monitoring management in carrying out its responsibility to design and implement an effective system of internal controls;

-reviewing and approving quarterly financial reports and related press releases;

-meeting with the outside auditors independently of management.
14.   The Board should implement a
       system to enable individual
       directors to engage outside advisors
       at the Corporation’s expense, in
       appropriate circumstances, subject
       to the approval of an appropriate
       committee.
	No	Should the need ever arise, the directors have been advised that they may retain outside advisors independent of the Corporation’s regular advisors, subject to the approval of the Audit Committee, in order to minimize legal fees.

STATEMENT OF EXECUTIVE COMPENSATION

1.         Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer, and any other senior officers whose total salary and bonus exceeded $100,000 per year, and any individual who would have been included except for the fact that such individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end (“Executive Officers”). During Fiscal 2003 the Corporation had two Executive Officers, namely, Mr. Brian P. Kirwin, President and Chief Executive Officer and Mr. Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (the “Named Executive Officers”). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for each of the last three fiscal years. Their aggregate cash compensation during the year ended December 31, 2003 was US$231,300.

2.         Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compensa- tion ($)
Brian P. Kirwin President, CEO	2001 2002 2003	Nil Nil Nil	Nil 15,000 Nil	58,000 80,000 120,000	Nil 2,360,000 2,725,000	$0.00 $0.00 $0.00	Nil Nil Nil
Giulio T. Bonifacio Executive Vice President, CFO	2001 2002 2003	Nil Nil Nil	Nil 10,000 Nil	20,300 69,200 111,300	Nil 2,050,000 2,625,000	$0.00 $0.00 $0.00	Nil Nil Nil

Note:
(1)	The Corporation does not have a long-term incentive plan, and the Corporation has not granted, and does not intend to grant, Stock Appreciation Rights.

3.         Options

Option Grants to Executive Officers During the Most Recently Completed Financial Year

The Corporation has in place a stock option plan dated for reference May 12, 2003 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. All options expire on a date not later than five years after the date of grant of such option.

The share options granted to the Named Executive Officers during the financial year ended December 31, 2003 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Brian P. Kirwin	550,000 2,175,000	7.8 31.7	$0.31 $0.42	$0.31 $0.42	February 24, 2008 October 27, 2008
Giulio T. Bonifacio	450,000 2,175,000	6.4 31.7	$0.31 $0.42	$0.31 $0.42	February 24, 2008 October 27, 2008

Aggregated Options Exercised by Executive Officers during the Most Recently Completed Financial Year and Financial Year-end Option Values

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in- the-Money Options at FY-End ($)(1)
Brian P. Kirwin	Nil	Nil	550,000 Common Shares at $0.15 per share expiring December 22, 2005	115,500
			1,060,000 Common Shares at $0.10 per share expiring March 4, 2007	275,600
			1,300,000 Common Shares at $0.17 per share expiring December 6, 2007	247,000
			550,000 Common Shares at $0.31 per share expiring February 24, 2008	27,500
			2,175,000 Common Shares at $0.42 per share expiring October 27, 2008	Nil
Giulio T. Bonifacio	Nil	Nil	300,000 Common Shares at $0.15 per share expiring December 22, 2005	63,000
			700,000 Common Shares at $0.10 per share expiring March 4, 2007	182,000
			1,350,000 Common Shares at $0.17 per share expiring December 6, 2007	256,500
			450,000 Common Shares at $0.31 per share expiring February 24, 2008	22,500
			2,175,000 Common Shares at $0.42 per share expiring October 27, 2008	Nil

Note:
(1)
Based on the closing price on December 31, 2003 of $0.36 per share. The value is the product of the number of Common Shares optioned multiplied by the difference between the closing market price on December 31, 2003 and the exercise price.

No options were exercised by Executive Officers during the most recently completed financial year.

4.         Options Repricings during the Most Recently Completed Financial Year

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2003.

5.         Employment Contracts and Termination Arrangements

The Corporation has entered into employment contracts with each of the following Executives:

The Corporation entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 and as amended April 1, 2004 pursuant to which the Corporation agreed to pay Mr. Kirwin a base salary of US$130,000 as increased to US$165,000 as of April 1, 2004, benefits and bonus, and to pay Mr. Bonifacio a base salary of US$120,000 as increased to US$150,000 as of April 1, 2004, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio liquidated damages in an amount equal to three years salary and benefits.

6.         Composition of Compensation Committee

The Compensation Committee in 2003 was comprised of the members of the Audit Committee; Messrs. Kirwin, Telfer and McKnight. None of the individuals were, during 2003, an officer or employee of the Corporation or any of its subsidiaries with the exception of Mr. Kirwin who is President and Chief Executive Officer of the Corporation.

7.         Report on Executive Compensation

The Compensation Committee provides the Board of Directors with recommendations on the Corporation’s executive compensation program, including allocation of stock options. The Corporation’s executive compensation program is designed to provide incentives for the enhancement of shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Corporation, to provide fair and competitive compensation, to align the interests of management with those of the shareholders, and to reward individual and team performance. The compensation package has been structured so as to link shareholder return, measured by the change in share price, with executive compensation through the use of stock options as the primary element of variable compensation. The amount of cash compensation and outstanding options are considered when determining additional option grants. The Corporation does not have a pension plan for its senior executives or other employees.

The cash compensation of the Named Executive Officers is set out in their employment agreements and was determined by the Compensation Committee of the Corporation at the time of signing the employment agreements between the Corporation and each of the Named Executive Officers. See “Employment Contracts and Termination Arrangements.” It is believed that the cash compensation payable to the Corporation’s executive officers under these agreements is consistent with the range of compensation paid to executives of companies similar to the Corporation who have comparable duties and responsibilities.

Submitted by the Compensation Committee:

Mr. Brian Kirwin, President & CEO

Mr. Ian Telfer, Director

Mr. Robert McKnight, Director

8.         Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in Shares of the Corporation (formerly “Asia Minerals Corp.”) on December 31, 1998 with the total cumulative return of the Vancouver Stock Exchange Composite Index (“VSE”), subsequently the Canadian Venture Exchange Main Index

(“CDNX”) and subsequently the TSX Venture Exchange Composite Index (“TSXV”) for the last five years.

(1)
On November 26, 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged to form the Canadian Venture Exchange and the VSE Composite Index was discontinued. The Canadian Venture Exchange was established on November 29, 1999.

(2)	On August 1, 2001, the Toronto Stock Exchange acquired the Canadian Venture Exchange and the Canadian Venture Exchange was renamed the TSX Venture Exchange.
(3)	On December 7, 2001 the CDNX Main Index was discontinued and the TSX Venture Composite Index was established on December 10, 2001.
(4)	On December 21, 2000 current management took over management of the Corporation

9.         Compensation of Directors

For the year ended December 31, 2003, no amounts were paid to directors in consideration for their position as director of the Corporation but stock options were granted. During the most recently completed fiscal year, there were no arrangements, standard or otherwise, for cash or non-cash compensation pursuant to which directors were compensated by the Corporation in their capacity as directors, other than such stock option grants.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director, or associate of any officer, director, nominee, to or guaranteed or supported by the Corporation or any of its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director or senior officer of the Corporation or of its subsidiary, nor any of their associates or affiliates, has since the commencement of the Corporation’s last completed financial year had any material interest, direct or indirect, in any other transactions which materially affected the Corporation or in any proposed transaction which has or would materially affect the Corporation. Other than as set forth in this Information Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given to management pursuant to this solicitation will be voted for the reappointment of Tony M. Ricci Inc., Chartered Accountant, as auditor of the Corporation to hold office until the close of the next annual general meeting of the Corporation, at a remuneration to be fixed by the directors of the Corporation. Tony M. Ricci Inc. was first appointed auditor of the Corporation in 2002.

The financial statements of the Corporation are required by the Canadian law to be, and they have been, prepared in accordance with Canadian generally accepted accounting principles and audited in accordance with Canadian generally accepted auditing standards.

APPROVAL OF STOCK OPTION PLAN

The current policies of the Exchange require annual shareholder approval for rolling stock options. The Corporation adopted a Rolling Stock Option Plan (the “Option Plan”) on May 12, 2003 as approved by the Shareholders on June 13, 2003. The Option Plan is described in this Information Circular and a complete copy is available for inspection at the Corporation’s office at Suite 1606, 675 West Hastings Street, Vancouver, BC, V6B 1N2 during regular business hours.

The Option Plan has been structured to comply with the rules of the TSX Venture Exchange. The principal features and terms of the Plan are:

1.
The aggregate number of Common Shares which may be subject to option at any one time may not exceed 10% of the issued Common Shares of the Corporation as of that date – including options granted prior to the adoption of the Option Plan;

2.	When options are granted their exercise prices may not be less than the minimum then specified by the rules of the Exchange;

3.	Options may not be granted to any one Optionee which would exceed 5% of the issued Common Shares of the Corporation in any 12-month period;

4.	No more than 2% of the issued Common Shares of the Corporation may be optioned at any one time to consultants to, or investor relations agents of, the Corporation;

5.
Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation, the options held by such optionee will expire 30 days after the date of such cessation;

6.	Options granted under the Option Plan may not be assigned by the Optionees; and

7.
The Option Plan is a “rolling” plan. This means that if options that are outstanding under the Plan are exercised additional options can be granted – so long as the total, with the new options, does not cover in excess of 10% of the issued Common Shares of the Corporation outstanding on that date.

As the Corporation, as of the date of this Information Circular, has 176,301,461 issued Common Shares, options cannot be granted on this date as to more than 17,630,146 Common Shares of the Corporation. As options are already outstanding as to 15,160,000 Common Shares, the Corporation could only, as of this date, grant options on an additional 2,470,146 Common Shares.

In addition to any resale restrictions under securities legislation, the Exchange requires all stock options and any Common Shares issued upon the exercise of stock options to be legended with a four month Exchange hold period commencing on the date the stock options were granted. Generally, Common Shares issued to British Columbia resident directors, officers, employees and consultants do not have a hold period under applicable securities legislation.

Shareholders are asked to approve the Option Plan by passing the following ordinary resolution:

“RESOLVED AS AN ORDINARY RESOLUTION that the Stock Option Plan as set out in the Information Circular be approved and the Corporation is authorized to reserve shares for the issuance of options to acquire up to 10% of the issued Common Shares of the Corporation, including any previously granted and outstanding options, at the minimum exercise price permitted by and in accordance with the Stock Option Plan and the rules and policies of the TSX Venture Exchange, such options to be issued to eligible optionees in accordance with the rules and policies of the TSX Venture Exchange.”

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

DIRECTORS’ APPROVAL

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The contents and the sending of the notice of meeting and this information circular have been approved by the Board of Directors of the Corporation.

DATED this 7th day of May, 2004.

CERTIFIED CORRECT ON BEHALF OF THE
BOARD OF DIRECTORS BY:

Signed: Brian P. Kirwin	Signed: Giulio T. Bonifacio
President & Chief Executive Officer	Executive Vice President, Chief Financial
Officer & Corporate Secretary